MBC Total Private Markets Access Fund

c\o Seneca Management, LLC

101 University Boulevard

Denver, Co 80206

VIA EDGAR

January 31, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	MBC Total Private Markets Access Fund (“Fund”)

Investment Company Act File No. 811-23839

Form RW - Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

The Fund hereby requests withdrawal of the Fund’s Registration Statement on Form N-2, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) (Investment Company Act File No. 811-23839). The Registration Statement was filed on January 5, 2023 (Accession No. 0001398344-23-000244). The Registration Statement inadvertently omitted the delaying amendment under Rule 473 under the 1933 Act.

The Fund intends to file a new registration statement on Form N-2 that will include the delaying amendment.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call the undersigned at (303) 454-5453.

Sincerely,

/s/	Brian Knitt

Brian Knitt

Trustee